July 25, 2006
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn: Jeffrey P. Riedler, Mary K. Fraser, Keira Ino, Oscar Young and Suzanne Hayes

RE:	Select Medical Holdings Corporation Amendment No. 3 to the Registration Statement on Form S-4 File No. 333-133284
Ladies and Gentlemen:
     Select Medical Holdings Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-4 (Registration No. 333-133284). On behalf of the Company, we respond to the comment raised by the staff (the “Staff”) of the Commission in the letter dated July 20, 2006 from Mr. Jeffrey P. Riedler to Michael E. Tarvin. For your convenience, the comment is included in this letter and is followed by the applicable response.
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-8
8. Stockholders’ Equity, page F-28
Preferred Stock, page F-28
1.	According to your analysis of paragraph 6 of SFAS 128 included in your response to prior comment six, you had revised Note 8 to clarify that the cash liquidation preference equaled the initial purchase price of the preferred stock plus accrued and unpaid dividends, less the amount of any special dividends that have been declared and paid. While we noted a revision to Note 8 similar to this on page F-29, this revision appears to relate only to the redemption value of the preferred stock, not its liquidation preference. On page F-28 in Note 8, you separately discuss that the preferred stock ranks senior to

Securities and Exchange Commission
July 25, 2006

the common stock with respect to rights upon liquidation. These rights would appear to be the ones contemplated by paragraph 6 and about which additional disclosures appear to be needed. As there does not necessarily have to be a relationship between liquidation preference and redemption value of equity securities and as it may differ for some companies, please further revise your disclosures to provide the information required by paragraph 6 in the context of the liquidation rights that you now disclose on page F-28.
     Response:
     The Company has revised its disclosure on pages F-4, F-28 and F-41 of the Registration Statement in response to the Staff’s comment.
     If you have any questions, please feel free to contact Carmen J. Romano at 215.994.2971, Stephen M. Leitzell at 215.994.2621 or the undersigned at 215.994.2210. Thank you for your cooperation and attention to this matter.

Sincerely,

Bryan T. Bennett, Esq.

cc:	Michael E. Tarvin, Esq. Carmen J. Romano, Esq. Stephen M. Leitzell, Esq.